

March 11, 2024

Eli Kalif
Executive Vice President, Chief Financial Officer
TEVA PHARMACEUTICAL INDUSTRIES LTD
124 Dvora HaNevi'a St.
Tel Aviv, Israel 6944020

   Re: TEVA PHARMACEUTICAL INDUSTRIES LTD
     Form 10-K for the Fiscal Year Ended December 31, 2023
     Filed February 12, 2024
     File No. 001-16174

Dear Eli Kalif:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis
Non-GAAP Net Income and Non-GAAP EPS Data, page 78

1. Please address the following regarding your disclosures in the 10-K and 8-K furnished on January 31, 2024:
   - Quantify for us the significant components of the adjustments for "Contingent consideration", "Other non-GAAP items" and "Corresponding tax effects and unusual tax items". Tell us why you believe the adjustments are consistent with Regulation G, Item 10(e) of Regulation S-K, and C&DI 100.01.
   - For the Corresponding tax effects and unusual tax items you state the amount includes a portion of the realization of a loss related to an investment in one of your subsidiaries. Please tell us the amount of the loss, whether that is the only adjustment not related to corresponding tax effects, and if the related loss is included as an adjustment as well.
   - Tell us why presenting Adjusted EBITDA in the narrative discussion of your

earnings release prior to the presentation of net income is consistent with Item 10(e)(1)(i) of Regulation S-K and C&DI 102.10.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences